BRF S.A.

A Public Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("Company") (BM&FBovespa: BRFS3; NYSE: BRFS), further to the Announcement to the Market disclosed on December 01, 2015 and to the minutes of the Company’s Board of Directors Meeting held on November 26, 2015, announces that its controlled entity, BRF Invicta Limited, has executed on the date hereof the definitive agreement providing for the acquisition of the entire issued share capital of Universal Meats (UK) Ltd. and has simultaneously consumated the abovementioned acquisition.

The Company emphasizes that this acquisition is in line with its strategic plan of globalization by means of reaching local markets, strengthening BRF‘s brands and distributing and expanding its product portfolio around the globe.

São Paulo, February 01, 2016

Augusto Ribeiro Júnior
Chief Financial and Investor Relations Officer